UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

ENTRUST, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
293848107
(CUSIP Number)
J. Markham Penrod, IACCPSM
Chief Compliance Officer
Empire Capital Management, LLC
One Gorham Island, Suite 201
Westport, CT 06880 USA
(203) 454-1019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box þ.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Empire Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,698,041

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,698,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Empire GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GRO *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,698,041

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,698,041

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Empire Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,552,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

6,552,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott A. Fine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,250,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,250,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

IN

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter J. Richards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,250,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

11,250,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

IN

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		563,621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

563,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		563,621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

563,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Dennedy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		563,621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH	10	SHARED DISPOSITIVE POWER

		563,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.3%

14	TYPE OF REPORTING PERSON *

	IN

CUSIP No.	293848107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Rofé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		563,621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

563,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,844,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%

14	TYPE OF REPORTING PERSON *

IN

Item 1. Security and Issuer
     The name of the issuer is ENTRUST, INC. (the “Company”). The Company’s principal executive offices are located at 4975 Preston Park Blvd., One Preston Park South, Plano, TX, 75093. This Schedule 13D relates to the Company’s common stock, par value $0.01 (the “Common Stock”).
Item 2. Identity and Background
Empire Capital Partners, L.P.
(a)	Empire Capital Partners, L.P.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Empire Capital Partners, L.P. (“Empire Capital”) is a Delaware limited partnership which operates as a private investment partnership. Empire Capital is filing with respect to the shares of Common Stock directly owned by it.

(d)	Empire Capital, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Empire Capital, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire Capital being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Empire GP, L.L.C.
(a)	Empire GP, L.L.C.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Empire GP, L.L.C., (“Empire GP”) is a limited liability company organized under the laws of the State of Delaware and serves as the general partner of the Empire Capital and in such capacity has responsibility for the management of the Empire Capital. Empire GP is filing with respect to shares of Common Stock directly owned by Empire Capital.

(d)	Empire GP, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Empire GP, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire GP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Empire Capital Management, L.L.C.
(a)	Empire Capital Management, L.L.C.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Empire Capital Management, L.L.C., a Delaware limited liability company (“Empire Management”), provides investment management and administrative services to Empire Capital, Empire Capital Partners, LTD (the “Empire Overseas Fund”), Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Fund”), Charter Oak Partners, L.P. (“Charter Oak”), Charter Oak Partners II, L.P. (“Charter

Oak II”) and Charter Oak Master Fund, LP. (“Charter Oak Master” and together, the “Charter Oak Funds”). Empire Management is filing with respect to the shares of Common Stock directly owned by the Empire Overseas Fund and the Charter Oak Funds.

(d)	Empire Management, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Empire Management, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire Management being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Scott A. Fine
(a)	Scott A. Fine

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Mr. Fine, together with Mr. Richards, as Members, direct the operations of Empire GP and Empire Management. Mr. Fine is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above. Mr. Fine is filing with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock.

(d)	Mr. Fine, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Fine, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Fine being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.
Mr. Peter J. Richards
(a)	Peter J. Richards

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Mr. Richards, together with Mr. Fine, as Members, direct the operations of Empire GP and Empire Management. Mr. Richards is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above. Mr. Richards is filing with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock.

(d)	Mr. Richards, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Richards, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Richards being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Arcadia Opportunity Master Fund, Ltd
(a)	Arcadia Opportunity Master Fund, Ltd

(b)	175 Great Neck Rd, Suite 406, Great Neck, NY 11021

(c)	Arcadia Opportunity Master Fund, Ltd (“Arcadia Fund”) is a Cayman Islands exempted company incorporated with limited liability which operates as a pooled investment fund. Arcadia Fund is filing with respect to the Shares of Common Stock directly owned by it.

(d)	Arcadia Fund, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Arcadia Fund, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Arcadia Fund being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Arcadia Capital Advisors, LLC
(a)	Arcadia Capital Advisors, LLC

(b)	175 Great Neck Rd, Suite 406, Great Neck, NY 11021

(c)	Arcadia Capital Advisors, LLC (“Arcadia Advisors”) is a Delaware limited liability company which serves as the general partner of Arcadia Fund and in such capacity has responsibility for the management of Arcadia Fund. Arcadia Advisors is filing with respect to the shares of Common Stock directly owned by Arcadia Fund.

(d)	Arcadia Advisors, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Arcadia Advisors, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Arcadia Advisors being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. James H. Dennedy
(a)	James H. Dennedy

(b)	175 Great Neck Rd, Suite 406, Great Neck, NY 11021

(c)	Mr. Dennedy, together with Mr. Rofé, as a Members, direct the operations of Arcadia Advisors and Arcadia Fund. Mr. Dennedy is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above. Mr. Dennedy is filing with respect to the shares of Common Stock directly owned by Arcadia Fund and the restricted shares of Common Stock and the options to purchase Common Stock directly owned by him.

(d)	Mr. Dennedy, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Dennedy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Dennedy being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Richard Rofé
(a)	Richard Rofé

(b)	175 Great Neck Rd, Suite 406, Great Neck, NY 11021

(c)	Mr. Rofé, together with Mr. Dennedy, as a Members, direct the operations of Arcadia Advisors and Arcadia Fund. Mr. Rofé is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above. Mr. Rofé is filing with respect to the shares of Common Stock directly owned by Arcadia Fund. Mr. Rofé does not directly own any shares of Common Stock.

(d)	Mr. Rofé, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Rofé, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Rofé being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.
Empire Capital, Empire GP, Empire Management, Enhanced Fund, the Charter Oak Funds, Mr. Richards and Mr. Fine are hereinafter sometimes collectively referred to as the “Empire Affiliated Shareholders.” Arcadia Fund, Arcadia Advisors, Mr. Dennedy and Mr. Rofé are sometimes hereinafter referred to as the “Arcadia Affiliated Shareholders.” The Empire Affiliated Shareholders and the Arcadia Affiliated Shareholders are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Item 3. Source and Amount of Funds or Other Considerations.
     The aggregate purchase price of the 11,250,700 shares purchased by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds, collectively, was $30,225,185 (including commissions). The source of funding for the purchase of these shares of Common Stock was the general working capital of the respective purchasers.
     The aggregate purchase price of the 563,521 shares purchased by Arcadia Fund, was $719,174.82 (including commissions). The source of funding for the purchase of these shares of Common Stock was the general working capital of Arcadia Fund.
     The 10,000 Shares of restricted Common Stock and the 20,000 options to purchase shares of Common Stock owned by Mr. Dennedy were granted to him by the Company and have no purchase price. These restricted shares and options to purchase shares will vest on June 13, 2009.
     The shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the shares.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the shares of Common Stock for the purpose of obtaining a significant equity position in the Company and considered the Common Stock to be an attractive investment at the price levels at which it acquired the shares of Common Stock.
     The Reporting Persons’ primary interest is to maximize the value of their investment. To this end, the Reporting Persons intend continually to review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking additional representation on the Board of Directors of the Company, making recommendations to members of management concerning various business strategies, other strategic partnerships, dividend policies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.
     Since November 2008, Empire Capital has had observation rights for meetings of the board of directors of the Company. Mr. Dennedy, a principal of Arcadia, has been on the board of the Company since June 2008. The Company regularly briefed Empire Capital on the status of their discussions and recent adoption of the merger agreement between the Company and an affiliate of Thoma Bravo, LLC, which was publicly announced earlier today. The Reporting Persons believe that this transaction is in the best interest of all of the Company’s shareholders. Consequently, Empire Capital, Empire Management, Arcadia Advisors and Arcadia Fund have entered into Voting Agreements with the acquiror, agreeing to vote all shares of Common Stock beneficially owned by them in favor of the proposed merger. The Voting Agreements are attached hereto as Exhibits 2 and 3.
     Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP. Empire GP does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.
     The Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management. Empire Management does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.
     Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds. Each of Mr. Fine and Mr. Richards disclaim beneficial ownership of the shares of Common Stock reflected in this filing, except to the extent of his respective pecuniary interest in such securities pursuant to Section 13 of the Act.
     Arcadia Fund has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Arcadia Advisors. Arcadia Advisors does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Arcadia Advisors may be deemed to own beneficially the shares owned by Arcadia Fund.
     Messrs. Dennedy and Rofé, as Members, direct the operations of Arcadia Advisors. Mr. Rofé does not directly own any shares of Common Stock, and Mr. Dennedy owns unvested shares of restricted Common Stock and options to purchase shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Messrs. Dennedy and Rofé may be deemed to beneficially own the shares beneficially owned by Arcadia Fund. Each of Mr. Dennedy and Mr. Rofé disclaim beneficial ownership of the shares of Common Stock directly owned by Arcadia Fund, except to the extent of his respective pecuniary interest in such securities pursuant to Section 13 of the Act.
     Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of Issuer.
     According to its Form 10-K filed with the Securities and Exchange Commission on March 11, 2009, as of December 31, 2008, the Company had 61,352,090 shares of its Common Stock outstanding. The Reporting Persons have the following interests in the Common Stock:
Empire Capital Partners, L.P.
(a)	See page 2, nos. 11 and 13.

(b)	See page 2, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Empire GP, L.L.C.
(a)	See page 3, nos. 11 and 13.

(b)	See page 3, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Empire Capital Management, L.L.C.
(a)	See page 4, nos. 11 and 13.

(b)	See page 4, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Mr. Scott A. Fine
(a)	See page 5, nos. 11 and 13.

(b)	See page 5, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Mr. Peter J. Richards
(a)	See page 6, nos. 11 and 13.

(b)	See page 6, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Arcadia Opportunity Master Fund, Ltd
(a)	See page 7, nos. 11 and 13.

(b)	See page 7, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Arcadia Capital Partners, LLC
(a)	See page 8, nos. 11 and 13.

(b)	See page 8, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Mr. James H. Dennedy
(a)	See page 9, nos. 11 and 13.

(b)	See page 9, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Mr. Richard Rofé
(a)	See page 10, nos. 11 and 13.

(b)	See page 10, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.
Item 7. Material to be filed as Exhibits.
1.	Transactions of the Reporting Persons within the last 60 days.

2.	Voting Agreement by and between HAC Holding, Inc. and Empire Capital Partners, L.P.

3.	Voting Agreement by and between HAC Holding, Inc. and Arcadia Opportunity Master Fund, Ltd.
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: April 15, 2009

By:	/s/ Scott A. Fine
Scott A. Fine, individually, and a member of Empire GP, L.L.C.
and Empire Capital Management, L.L.C.

By:	/s/ Peter J. Richards
Peter J. Richards, individually, and a member of Empire GP, L.L.C.
and Empire Capital Management, L.L.C.

By:	/s/ James H. Dennedy
James H. Dennedy, individually, and as a member of Arcadia
Capital Advisors, LLC

By:	/s/ Richard Rofé
Richard Rofé, individually, and as a member of Arcadia
Capital Advisors, LLC